

Mail Stop 3561

July 22, 2008

Via U.S. Mail

Almaymoon Mawji
President, Treasurer and Director
Easy CD Yearbook, Inc.
5348 Vegas Dr., Suite 112
Las Vegas, NV 89108

Re: **Easy CD Yearbook, Inc.**
            Registration Statement on Form S-1
            Filed June 25, 2008
            File No. 333-151931

Dear Mr. Mawji:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the selling stockholders will be required to sell at the same fixed price at which the shares were purchased in prior unregistered transactions. Please explain to us the selling stockholders' business reason for selling at the same purchase price, thereby making no profit. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. That raises questions about whether it is a bona fide price. Alternately, increase the fixed price and pay the additional filing fee.

Registration Statement Cover Page

2. Please note that since your common shares are not offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions, Rule 416(a) does not appear applicable to your transaction, although Rule 416(b) automatically provides for such increases in the case of stock splits and stock dividends. Please revise your fee table footnotes to remove references to Rule 416.

Prospectus Cover Page

3. Please revise your disclosure to indicate, if true, that you are making this offering on a "best efforts" basis.

Prospectus Summary, page 1

4. Please expand your description on how your business will generate revenue. In your revised registration statement, please disclose what products or services you intend to sell and how and when you expect to sell your products or services, including a discussion of each material step needed to reach operational status, as well as estimated costs. What is the target range in prices for the product? This snapshot will help investors evaluate the disclosure as they read the filing.

5. The independent auditor's report expresses substantial doubt about the company's ability to continue as a going concern. Please provide this information in the forefront of "Corporate Background" section. Also add that you currently have accumulated a deficit of $4,695 as of May 31, 2008 and the amount of your current debt, if applicable.

6. Revise the summary and business sections to discuss the material points in your corporate history and your managements' background. This disclosure should

highlight the fact that you were incorporated in 2006, and since that time you have issued 7,386,400 shares for a total proceeds of $52,641, and have spent only $1,276 on development of your business. Please also highlight the business backgrounds of your management and the fact that your officers live in different countries from each other and neither of them lives in your country of incorporation.

Risk Factors, page 4

We May Not Be Able to Compete Effectively Against Our Competitors, page 6

7. Where possible, please expand the disclosure to quantify the number of competitors in the industry so that the investor may have an understanding of the market. Also revise the risk factor to differentiate between competitors in the published yearbook market and the multimedia CD / DVD market.

We Have Limited Sale and Marketing Experience…, page 5

8. You mention that you have plans for marketing and sales. Please revise to disclose who will be undertaking this for you and how much it costs.

If our Estimates Related to Expenditures are Erroneous . . ., page 5

9. Revise to state whether your estimates include the cost of being a publicly reporting company.

Our Insiders Beneficially Own a Significant Portion of Our Stock . . ., page 8

10. Revise to highlight the risk factor title by changing the letter type to upper case.

Our Business, page 19

11. Please revise to explain what "open-source" software is.

12. In the last paragraph of this section, you mention that you have commenced initial product development efforts. Please revise to expand this section to describe these product development efforts in greater detail.

Competition and Competitive Strategy, page 20

13. Please expand your disclosure to differentiate the "how to" video that you are offering and the software programs which your competitors currently sell. In

your revised disclosure, please aim to explain the differences between open-source software and the current products. Also, if there are differences in price ranges for the products, please disclose them here.

Marketing and Sales Strategy, page 21

14. We note that you plan to price your product at $379 initially. Please also refer to your statement that your product may have potential "cost-savings" for the consumer on page 28. Consider revising your disclosure to provide the context for your price range in relation to the current yearbook market.

Description of Property, page 22

15. We note that you pay only $75.00 for your corporate office, which is also the same address your agent for service of process uses. Please revise to disclose whether EastBiz.com will receive any remuneration from the current offering and if you actually maintain office equipment, staff or other operational items at this location. If you do not maintain any operations at this location, explain why you have designated it your corporate office.

Management, page 23

16. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Additionally, disclose whether these individuals currently hold titles at other companies. Please note that we may have additional comments after reviewing your responses.

Executive Compensation, page 24

17. Revise to discuss any plans to pay your officers any compensation in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

18. We note the disclosure that you believe you will have the video product available at the end of 2008. Please also see the disclosure on page 28 where you indicate that you plan to engage a firm to produce the video program. Consider revising the disclosure to describe the steps you have taken to be able to produce your product by the end of 2008.

19. Refer to the final carry-over paragraph on page 27 where you state that you believe you will begin to generate revenues no earlier than fiscal year 2009. Since your fiscal year ends May 31, please disclose the calendar year in which fiscal year 2009 begins for you.

20. We note your disclosure on page 28 that you have published a series of free instructional videos on your website; however, we have been unable to locate any videos on your website. Please advise or revise as appropriate.

21. Explain the difference between "Video Production" and "'How To' Guide" as disclosed in the chart on page 29.

Results of Operations, page 30

22. Describe the "consulting" services you received in exchange for $2000.

Other

23. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: David E. Danovitch, Esq.
        facsimile: (212) 980-5192